# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ordinary Shares, par value $0.001 per share, CIK 0001978527
CUSIP: 428050108
Title of class of securities: Globavend Holdings Ltd
Address of issuer's principal executive offices: Office 1401, Level 14, 197 St Georges Tce, Perth, Australia (C3), 6000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001698148

## Reporting persons
- Ayrton Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,290,500; shared voting power 0; sole dispositive power 2,290,500; shared dispositive power 0; aggregate amount beneficially owned 2,290,500 (10% of the class)
- Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,290,500; shared voting power 0; sole dispositive power 2,290,500; shared dispositive power 0; aggregate amount beneficially owned 2,290,500 (10% of the class)
- Waqas Khatri: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,290,500; shared voting power 0; sole dispositive power 2,290,500; shared dispositive power 0; aggregate amount beneficially owned 2,290,500 (10% of the class)

## Item 1. Issuer
Name of issuer: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Office 1401, Level 14, 197 St Georges Tce, Perth, AUSTRALIA, 6000.

## Item 2. Person Filing
Name of person filing: (i) Ayrton Capital LLC; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B; and (iii) Waqas Khatri
Address of principal business office or, if none, residence: (i) Ayrton Capital LLC, 55 Post Rd West, 2nd Floor Westport, CT 06880; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, Suite #7 Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, P.O. Box 10250, Cayman Islands; and (iii) Waqas Khatri 55 Post Rd West, 2nd Floor Westport, CT 06880
Citizenship: (i) Ayrton Capital LLC: United States; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: Cayman Islands; and (iii) Waqas Khatri: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Ayrton Capital LLC: 2,290,500; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 2,290,500; and (iii) Waqas Khatri: 2,290,500. Represents (i) 5,396 shares of Common Stock held by the Reporting Persons; and (ii) 2,285,104 shares of Common Stock issuable on the exercise of certain warrants (the "Warrants") held by the Reporting Persons. The issuable shares of Common Stock related to the exercise of the Warrants are subject to a 9.99% beneficial ownership blocker. The shares reported herein represent Common Stock of Globavend Holdings Ltd (the "Issuer") held by Alto Opportunity Master Fund, SPC- Segregated Master Portfolio B, a Cayman Islands exempted company (the "Fund"). The Fund is a private investment vehicle for which Ayrton Capital LLC, a Delaware limited liability company (the "Investment Manager"), serves as the investment manager. Waqas Khatri serves as the managing member of the Investment Manager (all of the foregoing, collectively, the "Reporting Persons").
Percent of class: The percentages below are based on (i) 20,624,896 shares comprised of 14,978,899 shares outstanding as of June 25, 2025 as included in Form 424B4 filed on June 27, 2025 plus 5,645,997 shares sold in the offering on June 26, 2025 and included in the Issuer's Prospectus and a Form 6-K filed with the Securities and Exchange Commission on July 1, 2025 and (ii) 2,285,104 shares of Common Stock issuable on the exercise of the Warrants held by the Reporting Persons. For the sake of clarity, the holdings of the Reporting Persons reported herein are as of June 30, 2025. (i) Ayrton Capital LLC: 9.99%; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 9.99%; and (iii) Waqas Khatri: 9.99%.
Sole power to vote or to direct the vote: (i) Ayrton Capital LLC: 2,290,500; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 2,290,500; and (iii) Waqas Khatri: 2,290,500
Shared power to vote or to direct the vote: (i) Ayrton Capital LLC: 0; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 0; and (iii) Waqas Khatri: 0
Sole power to dispose or to direct the disposition: (i) Ayrton Capital LLC: 2,290,500; Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 2,290,500; Waqas Khatri: 2,290,500
Shared power to dispose or to direct the disposition: (i) Ayrton Capital LLC: 0; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 0; (iii) Waqas Khatri: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ayrton Capital LLC: /s/ Waqas Khatri, Waqas Khatri / Managing Member (08/13/2025)
- Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: /s/ Waqas Khatri, Waqas Khatri / Director (08/13/2025)
- Waqas Khatri: /s/ Waqas Khatri, Waqas Khatri (08/13/2025)